UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A .

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE EXTRAORDINARY

SHAREHOLDERS MEETING HELD ON MAY 21, 2010

DATE, TIME, AND PLACE: May 21, 2010, at 4:00 p.m., at the Auditorium of  Banco Santander (Brasil) S.A.´s main place of business (“Banco Santander” ou “Companhia”), at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine, Vila Olímpia – São Paulo – SP.

ATTENDANCE: Shareholders representing more than ninety percent (90%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book.

BOARD: Chairman: Mr. Marco Antônio Martins de Araújo Filho; Secretary: Mrs. Flavia Zahr Pace.

CALL AND LEGAL PUBLICATIONS: Call Notice published in the Brazilian State Gazette (“DOE/SP”), in editions of May 06, 07 and 08, 2010, and in the newspaper “Valor Econômico”, in editions of May 06, 07, 08 and 09, and 10, 2010.

AGENDA:

(a)       Decide on the amendment of the term of payment of dividends and interest on capital related specifically for the year of 2010, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within the year of 2010, which, if approved by the Company´s shareholders, shall apply, including, to the payment of interest on capital approved by the Board of Directors in the meeting held on March 22, 2010, according to the Board of Executive Officers´ proposal, with favorable opinion of the Board of Directors, in the meetings held on April 20 and 28, 2010, respectively; and

(b)       Approve the amendment of article 31, item III, of the Company’s Bylaws, aiming at complying with the provisions of article 2, item III, of Resolution # 3849, dated 03.25.2010, of the Brazilian National Monetary Council, in order to change the term for a final answer to the complainers from thirty (30) to fifteen (15) days, according to the Board of Executive Officers´ proposal, with favorable opinion of the Board of Directors, in the meetings held on April 20 and 28, 2010, respectively.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matters to be approved in the Extraordinary Shareholders Meeting was dismissed, considering that are entirely knew by the shareholders, and were disclosed on website www.cvm.gov.br on May 06, 2010, as per Instruction CVM nº 481, of December 17, 2009, of the Brazilian Securities and Exchange Commission - CVM; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1º, of Law 6,404/76; and (3) Authorized the drafting of these minutes in an abridged form, and its publishing without the signatures of the totality of the shareholders, pursuant to article 130, paragraphs 1º and 2º, of Law 6,404/76, respectively.

[Free English Translation]

RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of Banco Santander resolved to:

(a)       APPROVE the amendment of the term of payment of dividends and interest on capital related specifically for the year of 2010, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within the year of 2010, which shall apply, including, to the payment of interest on capital approved by the Board of Directors in the meeting held on March 22, 2010, according to the Board of Executive Officers´ proposal, with favorable opinion of the Board of Directors, in the meetings held on April 20 and 28, 2010, respectively;

The matters described in the preceding item (a) have been approved by the vote of shareholders representing 90,399% of the voting capital, being registered 0%contrary votes and 0,521% abstentions.

(b) APPROVE the amendment of article 31, item III, of the Company’s Bylaws, aiming at complying with the provisions of article 2, item III, of Resolution # 3849, dated 03.25.2010, of the Brazilian National Monetary Council, in order to change the term for a final answer to the complainers from thirty (30) to fifteen (15) days, according to the Board of Executive Officers´ proposal, with favorable opinion of the Board of Directors, in the meetings held on April 20 and 28, 2010, respectively. As result of the amendment hereby approved, article 31, item III, of the Company’s Bylaws shall have the following writing: “Article 31. It shall be incumbent upon the Ombudsman Office: (…) III – to advise the complaining persons of the time frame for a final response, which shall not be in excess of 15 (fifteen) days;”.

The matters described in the preceding item (b) have been approved by the vote of shareholders representing 90,916% of the voting capital, being registered 0% contrary votes and 0,004% abstentions.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the attendees. São Paulo, May 21, 2010. Board: Marco Antônio Martins de Araújo Filho – Chairman. Flavia Zahr Pace – Secretary. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. p.p. Flavia Zahr Pace; p.p. Beatriz Arruda Outeiro. STERREBEECK, B.V. p.p. Flavia Zahr Pace; p.p. Beatriz Arruda Outeiro. SANTANDER INSURANCE HOLDING, S.L. p.p. Flavia Zahr Pace; p.p. Beatriz Arruda Outeiro. Flavia Zahr Pace. Beatriz Arruda Outeiro. Marcos Adriano Ferreira Zoni. Silvia Lopes Vilas Boas Magalhães. Saulo dos Santos Clemente. Danilo Christófaro

[Free English Translation]

Barbieri. Reginaldo Antônio Ribeiro. Marcelo Vieira Francisco. Pedro Freitas Guerreiro. Geane Claudia Silva de Oliveira. Renivaldo Lima de Oliveira. Maria Regina Marques de Camargo Viana. JPMORGAN CHASE BANK, NATIONAL ASSOCIATION. p.p. Banco Santander (Brasil) S.A. Saulo dos Santos Clemente; Marcelo Vieira Francisco. NEW WORLD FUND, INC.; COINVEST LTD; EUROPACIFIC GROWTH FUND; GENESIS EMERGING MARKETS FUND LIMITED; T ROWER PRICE INTERNATIONAL FUNDS: T. ROWE PRICE LATIN AMERICAN FUND; CAPITAL WORLD GROWTH AND INCOME FUND INC; NORGES BANK; THE INCOME FUND OF AMERICA, INC; VANGUARD INVESTMENT SERIES, PLC; CAPITAL INCOME BUILDER, INC; BAA PENSION SCHEME; AUSCOAL SUPERANNUATION PTY LTD.; MINEWORKERS PENSION SCHEME; DSG RETIREMENT AND EMPLOYEE SECURITY SCHEME; HEALTH SUPER FUND; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; CAPITAL INTERNACIONAL FUND;  T. ROWE PRICE FUNDS SICAV; ZURICH INVESTMENT MANAGEMENT LTD AS TRUSTEE FOR ZURICH INTERNATIONAL EQUITIES FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUND; T.ROWE PRICE GLOBAL LARGE-CAP STOCK FUND; AUSTRALIAN REWARD INVESTMENT ALLIANCE; BT WHOLESALE MULTI-MANAGER INTERNATIONAL SHARE FUND. p.p. HSBC CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. Anderson Carlos Koch. ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ALASKA PERMANENT FUND; alberta teachers retirement fund; allegiant international equity fund; american eletric power master retirement trust; AMERICAN ELETRIC PWR SYSTEM RETIREE MDL TRUST FOR CERTAIN UNION EMPLOYESS; AMERICAN ELETRIC POWER SYSTEM RETIREE LIFE INSURANCE TRUST; AMERICAN FUNDS INSURANCE SERIES INTERNATIONAL FUNDS; AMERICAN FUNDS INSURANCE SERIES NEW WORLD FUND; AT&T UNION WELFARE BENEFIT TRUST; bedfordshire pension fund; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD;  BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; CADBURY PENSION TRUST LIMITED; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CANADA PENSION PLAN INVESTIMENT BOARD; CANADIAN BROADCASTING CORPORATION PENSION PLAN; CHRYSLER LLC MASTER TERIMENT TRUST; COLLEGE RETIREMENT EQUITIES FUND; eaton vance structured emerging markets fund; ELFUN DIVERSIFIED FUND; ELFUN INTERNATIONAL EQUITY FUND; EMERGING MARKETS EQUITY TRUST 3;  EMERGING MARKETS INDEX non-lendable fund b; EMERGING MARKETS Strategic insights non-lendable fund; EMERGING MARKETS Strategic insights non-lendable fund B; EMERGING MARKETS SUDAN FREE EQUITY INDEX fund; fife council pension fund; FORTIS L FUND EQUITY BRAZIL; FORTIS L FUND EQUITY LATIN AMERICA; FORWARD EMERGING MARKETS FUND; GE ASSET MANAGEMENT CANADA FUND - EMERGING M. EQUITY SECTION; GE ASSET MANAGEMENT CANADa FUND - GLOBAL EQUITY SECTION; GE FUNDS; GE Global Equity Fund; GE INSTITUTIONAL FUNDS; GE International Equity Fund;  GE INVESTIMENTS FUNDS, INC.;

[Free English Translation]

genesis emerging markets fund for canada; genesis emerging markets LTD PARTNERSHIP; ibm savings plan; ING EMERGING COUNTRIES FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; JOHN HANCOCK FUND II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST b;  LAZARD GLOBAL ACTIVE FUNDS, PLC;  LOCKHEED MARTIN CORPORATION MASTER RETIREMENT TRUST; MACKENZIE UNIVERSAL INTERNATIONAL STOCK CLASS; mANAGERS INTERNATIONAL EQUITY FUND; MASTER TRUST FOR SIEMENS PENSION PLANS; mfs meridian funds – emerging markets equity fund; mfs meridian funds – latin american equity fund; MFS VARIABLE INSURANCE TRUST II – MFS EMERGING MARKETS EQUITY PORTFOLIO; MICROSOFT GLOBAL FINANCE; MONSANTO PENSION PLAN; MORGAN STANLEY GLOBAL DIVERSIFIED MARKETS FUND LP; morgan stanley strategist fund; MUNICIPAL EMPLOYESS ANNUITY AND BENEFIT FUND OF CHICAGO; national pension service; NORTHERN TELECOM PENSION TRUST; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; NORTHERN TRUST QUANTITATIVE FUND PLC; NORTHWESTERN MUTUAL SERIES FUND, INC. - EMERGING MARKETS EQUITY PORTFOLIO; PFIZER IRELAND (RINGASKIDDY) PENSION PLAN; PFIZER IRELAND PENSION PLAN; PFIZER PENSION TRUSTEES LIMITED; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; REUTERS PENSION FUND; REUTERS SUPPLEMENTARY PENSION SCHEME; RIO TINTO PENSION FUND TRUSTEES LIMITED; russell investment company emerging markets fund; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; STATE OF california public employees retirement system; STRATHCLYDE PENSION FUND; TEACHER RETIREMENT SYSTEM OF TEXAS;  the city of edinburgh council; THE FUTURE FUND BOARD OF GUARDIANS; THE GENESIS EMERGING MARKETS INVESTMMENT COMPANY (SICAV); THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE MASTER T B OF JAPAN LTDE RE MTBC4000035147; THE NEW ECONOMY FUND; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE PENSIONS TRUST; TIME WARNER INC. MASTER PENSION TRUST; UAW RETIREE MEDICAL BENEFITS TRUST; Vanguard Emerging Markets Stock Index Fund; VANGuard FTSE ALL-WORLD EX-US INDEX FD, A SERIES OF VANGARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD. p.p. CITIBANK N.A. Anderson Carlos Koch.

I certified that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Flavia Zahr Pace

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 21, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer